February 12, 2016	James E. Thomas
T +1 617 951 7367
F +1 617 235 0483
james.thomas@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Kaitlin C. Bottock

Re:	Virtus Alternative Solutions Trust, et al.; File No. 812-14538

Ladies and Gentlemen:

This letter provides the responses of Virtus Alternative Solutions Trust, Virtus Equity Trust, Virtus Insight Trust, Virtus Opportunities Trust, Virtus Retirement Trust, and Virtus Variable Insurance Trust (the “Trusts”) and Virtus Alternative Investment Advisers, Inc., Virtus Investment Advisers, Inc., and Virtus Retirement Investment Advisers, LLC, (the “Advisors” and together with the Trusts, the “Applicants”) to comments on the Applicants’ application for an order of exemption from Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”), Rule 18f-2 under the 1940 Act and from certain disclosure requirements under various rules and forms, filed on August 21, 2015 (the “Application”), which were provided by Kaitlin C. Bottock in a letter dated December 15, 2015. The comments, together with the Applicants’ responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Application.

1.	Please update all references of “Virtus Institutional Trust” to “Virtus Retirement Trust” per the Trust’s name change on August 24, 2015.

Response: The requested changes have been made.

2.	Please ensure to file the Application on EDGAR under each Applicant. We note that the Application was not filed under Virtus Retirement Investment Advisers, LLC.

Response: The Application will be filed on EDGAR under each Applicant.

3.	Please revise the first sentence of footnote 1 to read as follows: “The term ‘Advisor’ includes (i) each Advisor, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with an Advisor or its successors.”

Response: The requested change has been made.

- 2 -	February 12, 2016

4.	On page 3, in the first sentence of the second paragraph, please add “together,” before “the ‘Board’”. Please revise references to “a Board”, “its Board” and “applicable Board” throughout the Application as appropriate.

Response: The requested changes have been made.

5.	On page 3, in the last sentence of the second paragraph, please remove “or to any existing or future registered open-end management company or series thereof advised by an Advisor."

Response: We believe that it is appropriate to retain this language to address the possibility that a new trust is created. Such a future trust may retain a sub-adviser, with or without reliance upon the order requested by this Application. The future trust would, although permitted to rely upon the order, not be a “Series” thereunder. Thus, without the language that you have requested be deleted, that sub-adviser may not qualify as a “Non-Affiliated Sub-Advisor.” Please note that we have made a clarifying edit to footnote 3.

6.	Please revise footnote 2 to read as follows:

The Virtus Trusts, Virtus Institutional Trust and their respective Advisors currently operate pursuant to an order from the Commission granting substantially similar relief requested herein solely with respect to Non-Affiliated Sub-Advisors (Phoenix Equity Trust et al., Investment Company Act Rel. Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order)) (the “2008 Order”). Virtus Alternative Solutions Trust and its Advisor currently operate pursuant to an order from the Commission granting the same relief requested herein (Virtus Alternative Solutions Trust et al., Investment Company Act Rel. Nos. 30986 (March 19, 2014) (notice) and 31014 (April 15, 2014) (order)) (the “2014 Order” and with the 2008 Order, each a “Prior Order”). Any order granted by the Commission with respect to this Application will supersede each Prior Order.

Response: Footnote 2 will be replaced with the paragraph below (marked to show minor changes from the paragraph provided above):

The Virtus Trusts, Virtus ~~Institutional~~ Retirement Trust and their respective Advisors currently operate pursuant to an order from the Commission granting substantially similar relief to that requested herein solely with respect to Non-Affiliated Sub-Advisors (Phoenix Equity Trust et al., Investment Company Act Rel. Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order)) (the “2008 Order”). Virtus Alternative Solutions Trust and its Advisor currently operate pursuant to an order from the Commission granting the same relief requested herein (Virtus Alternative Solutions Trust et al., Investment Company Act Rel. Nos. 30986 (March 19, 2014) (notice) and 31014 (April 15, 2014) (order)) (the “2014 Order” and

- 3 -	February 12, 2016

with the 2008 Order, each a “Prior Order”). Any order granted by the Commission with respect to this Application will supersede each Prior Order.

7.	On page 4, in the last sentence of the fourth paragraph, please make “Sub-Advisory Agreement” lowercase.

Response: The requested change has been made.

8.	Please ensure that footnote 4 includes the names of all Series currently authorized to operate pursuant to a Prior Order, including any Series of Virtus Retirement Trust.

Response: The names of all Series currently authorized to operate pursuant to a Prior Order are now included in footnote 4.

9.	On page 5, in the second full paragraph, please replace “Virtus Insight Funds Trust” with “Virtus Insight Trust” in both instances.

Response: The requested changes have been made.

10.	On page 5, please replace the second, third and fourth sentences of the third full paragraph with the following:

Each Advisor has retained Sub-Advisors to provide investment advisory services to certain Series.X

X Each Subadvised Series discloses in its registration statement that it operates pursuant to a Prior Order. The prospectus for a Subadvised Series will include the disclosure required by condition 2 below at all times subsequent to the approval required by condition 1 below.

In addition, please identify the current sub-advisers to the Series in Section IV.

Response: The requested changes have been made.

11.	Please add the following to the end of footnote 5.

Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Series shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions

- 4 -	February 12, 2016

have been received by that company. The term “payee” as used in this Application shall refer to an individual entitled to the receipt of payment under a variable insurance or annuity contract.

Response: The requested change has been made.

12.	Please remove the fifth and sixth sentences of the second paragraph on page 6.

Response: The requested changes have been made.

13.	On page 6, in the last sentence of the third paragraph, please make “Sub-Advisor” lowercase in both instances.

Response: The requested changes have been made.

14.	In the second sentence of the carryover paragraph beginning on page 6, please replace “exempt from” with “not subject to.”

Response: The requested change has been made.

15.	On page 7, in the first sentence of the third full paragraph, please remove “or otherwise.” Please also remove footnote 7. In addition, in the last sentence of that same paragraph, please replace “when the applicable Prior Order does not apply” with “the Prior Orders.

Response: The Applicants respectfully submit that “or otherwise” and footnote 7 are appropriate, to address situations in which a technical assignment of a sub-advisory agreement was not considered to be an “assignment” for which shareholder approval of a new sub-advisory agreement was required, in reliance on the rule and guidance noted in the footnote. The remaining requested change has been made.

16.	Please make “Investment Management Agreement” plural in (i) the second sentence of the fourth full paragraph on page 7 and (ii) in the last sentence of the fifth paragraph on page 8.

Response: The requested changes have been made.

17.	On page 7, in the third sentence of the fourth full paragraph, please replace “the Advisor” with “each Advisor.” In addition, in the fourth sentence of that paragraph, please remove “of the” before “Independent Board Members.”

Response: The requested changes have been made, with the exception that the Applicants have retained “of” before “Independent Board Members.”

- 5 -	February 12, 2016

18.	On page 8, in the last sentence of the second paragraph, please replace “the Trust” with “a Trust.”

Response: The requested change has been made.

19.	Please revise the first sentence of the first full paragraph on page 11 as follows: “In the absence of exemptive relief from Section 15(a) of the 1940 Act, when new Sub-Advisors are retained by an Advisor on behalf of a Subadvised Series, the shareholders…”

Response: The requested change has been made.

20.	Please add the following sentence to the end of the second full paragraph on page 11:

Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series will be required to approve retaining the existing Sub-Advisor.

Response: The requested change has been made.

21.	Please replace the second sentence of the first full paragraph on page 12 with the following:

Additionally, the shareholders of the applicable Subadvised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Subadvised Series offering its shares.X

X If a Subadvised Series has obtained shareholder approval to operate pursuant to the 2008 Order and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Sub-Advisors and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisors). If a Subadvised Series has obtained shareholder approval to operate pursuant to the 2014 Order and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the order requested in this Application. In order to rely on the order requested in this Application, or the applicable part thereof, at all times following shareholder approval to operate pursuant to a Prior Order, the prospectus for a Subadvised Series must have contained the disclosure required by condition 2 below.

Please also replace the last sentence of that paragraph with the following:

- 6 -	February 12, 2016

If any Subadvised Series obtains shareholder approval of a sub-advisor approval policy either at a meeting of shareholders, or by the consent of the sole shareholder prior to the Subadvised Series offering its shares, prior to the issuance of an order, the prospectus for the Subadvised Series will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisors and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

Response: The requested changes have been made, with the exception that the last sentence of that paragraph has been replaced with the sentence below (marked to show minor suggested changes from the sentence provided above):

If any Subadvised Series obtains shareholder approval ~~of a sub-advisor approval policy~~ to operate under the multi-manager structure described herein, either at a meeting of shareholders, or by the consent of the sole shareholder prior to the Subadvised Series offering its shares, prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Series will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisors and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

22.	Please update Section VI.c to list precedent in reverse chronological order. Please note that it is not necessary to provide an exhaustive list of precedent. In addition, please revise the last sentence of that Section to account for both Prior Orders.

Response: The requested changes have been made.

23.	Please replace condition 1 with the following:

Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by variable contract owners to whom units of the sub-account are credited), as defined in the 1940 Act, or, in the case of a

- 7 -	February 12, 2016

Subadvised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series’ shares are offered to the public (or the variable contract owners through a separate account).

Response: The requested change has been made.

24.	In conditions 4, 5 and 14, please insert “(or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the Advisor will inform the unitholders of the sub-account)” after “shareholders.”

Response: The requested changes have been made.

Sincerely,

James E. Thomas